OneConstruction Group Limited

Room 6808A, 68/F,

Central Plaza,

18 Harbor Road,

Wanchai, Hong Kong

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C., 20549

Attention:	Shannon Menjivar Howard Efron Pam Long Benjamin Holt

December 20, 2024

Re:	OneConstruction Group Limited
Registration Statement on Form F-1 (File No. 333-283186)
Initially Filed on November 13, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OneConstruction Group Limited (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 5:00 p.m., Eastern Time, on December 20, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Ka Chun Gordon Li
Name: Ka Chun Gordon Li
Title: General Manager

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC